                                                                  Exhibit (e)(5)

                        SUN CAPITAL PARTNERS GROUP, INC.
                       5200 Town Center Circle, Suite 470
                            Boca Raton, Florida 33486
                                  561-394-0550

August 3, 2004

Rag Shops, Inc.
c/o Gordon Watt
Managing Director
SunTrust Robinson Humphrey Capital Markets
Atlanta Financial Center
3333 Peachtree Road, N.E.
Atlanta, GA 30326

Dear Gordon:

On behalf of Sun Capital Partners Group, Inc. or its assigns ("Acquisition",
"Sun Capital", or "Sun Capital Partners") we would like to thank Rag Shops, Inc.
(the "Company" or "Rag Shops") and SunTrust Robinson Humphrey Capital Markets
for providing us with the opportunity to review the Company's operations. After performing a significant amount of due diligence, which included meetings with management, a detailed review of the Company's operations, and a review of the
Company by both our attorneys and accountants, we remain enthusiastic regarding a potential acquisition of the Company. As such, we are pleased to present you with this non-binding letter of intent whereby Acquisition would acquire control of the Company through either a tender offer for the outstanding shares
(including options) of the Company or through a merger.

1.   PURCHASE PRICE

Acquisition seeks to acquire control of the Company through either a tender offer for the outstanding shares of the Company or through a merger. Acquisition will pay consideration of $4.30 per current share outstanding for 100% of the
Company and for each share issuable upon exercise of presently outstanding stock options. Acquisition's offer will be comprised of all cash payable at closing
(the "Purchase Price") and will not be subject to a financing contingency.

2.   TRANSACTION FINANCING

New investments are being made through Sun Capital Partners III QP, LP and Sun
Capital Partners III, LP (together, the "Fund"), a $500 million investment fund raised in January 2003. Sun Capital will not have a financing contingency associated with this transaction and will be prepared to fund the entire purchase.

3.   MANAGEMENT OWNERSHIP AND PARTICIPATION

The transaction outlined in this letter of intent is being proposed with the cooperation of Jeff Gerstel and the Rag Shops executive management team, as such equity ownership will result from management either co-investing with Sun
Capital in this transaction or through stock options offered to management as a performance incentive. The investment of equity by management is not a requirement and will not be a factor in Sun Capital's desire to complete this transaction.

                                  Page 1 of 6

4.   DUE DILIGENCE

While Acquisition has completed a significant amount of due diligence to date, it plans to conduct further due diligence to its sole satisfaction, which will include, but not be limited to (i) distribution center and retail store visits,
(ii) meetings with management, (iii) a review of the Company's books, records and legal documents by Acquisition, as well as by its legal, accounting and other advisors, (iv) environmental reviews, (v) a complete review of all of the
Company's assets, and (vi) satisfactory resolution of specific issues that may arise during the course of due diligence.

5.   TRANSACTION TIMETABLE

Acquisition intends to provide the Company with a mark-up of the purchase agreement promptly upon the execution of this letter of intent. Acquisition expects to (i) complete due diligence and (ii) sign a definitive merger agreement with the Company within approximately 30 days after the execution of this letter of intent. Acquisition is willing to work expeditiously in the transaction and is confident it can meet this time frame with mutual cooperation and commitment from the Company.

In order to ensure certainty and a timely process, Sun Capital would like to discuss in greater detail structuring the transaction as either a tender offer for the outstanding shares or a merger. Sun Capital believes that by discussing both options the parties will be able to devise the most expeditious and certain structure.

6.   INTERNAL ACQUISITION APPROVALS

Acquisition has received all partnership, investment and other approvals required for execution by Acquisition of the definitive agreement and consummation of the transactions to be contemplated thereby.

7.   FEES AND EXPENSES

If the transactions contemplated by this letter of intent are consummated, then the Company agrees that it shall pay the expenses (including, without limitation, the fees and expenses of legal counsel, accountants, investment bankers, brokers and other representatives or consultants) of both the Company and Sun Capital which are incurred in connection therewith. If a transaction is not contemplated, each party agrees that it will pay its respective expenses
(including fees and expenses of legal counsel, accountants, investment bankers, brokers, or other representatives or consultants) which are incurred in connection with the transaction contemplated hereby.

8.   EXCLUSIVITY

Upon your execution of this letter of intent, the Company covenants and agrees that, during the Exclusivity Period (as defined below), none of the Company, its affiliates or subsidiaries, nor any of their respective directors, officers, managers, employees, agents, advisors or representatives (collectively, the
"Company Parties") will solicit offers for, or discuss, a possible sale, merger, combination, consolidation, restructuring, recapitalizations, refinancing or other disposition of all or any material part of the Company or its subsidiaries or any of the Company's or its subsidiaries' assets or issued or unissued capital stock (a "Company Sale") with any party other than Acquisition or provide any information to any party other than Acquisition regarding the
Company in that connection; provided that the foregoing shall not prevent the
Company from: (x) making any disclosure required by Rule 14e-2 under the
Securities Exchange Act of 1934; (y) taking any action in accordance with the order of a court of competent jurisdiction (but only if the Company gives
Acquisition reasonable notice and the opportunity to object and reasonable opportunity to participate in the contesting of such order prior to taking such action); or (z)

                                  Page 2 of 6

informing any person who, on an unsolicited basis, and without any direct or indirect encouragement or other facilitation by any Company Party, contacts the
Company with respect to a Company Sale that the Company is prohibited from having any discussions with, or providing any information to, such person. The
Company represents that neither it nor any of its affiliates or subsidiaries nor any of their respective equityholders, directors, officers, managers, employees, agents, advisors or representatives is a party to or bound by any agreement, arrangement, or understanding with respect to a Company Sale other than the specifically binding provisions of this letter of intent. To the extent that the
Company or any of its affiliates or subsidiaries, or any of their respective equityholders, directors, officers, managers, employees, agents, advisors or representatives, receives an unsolicited offer or other inquiry regarding a
Company Sale, the Company shall immediately notify Acquisition of such inquiry and disclose the name of the party inquiring and the terms of any offer or other discussions. "Exclusivity Period" means the period beginning on the date of this letter of intent and ending 30 days after the date of this letter of intent;
provided that Sun Capital may, at its option, extend the Exclusivity Period by up to an additional 15 days if the Company has not timely provided Sun Capital with the due diligence materials reasonably needed and reasonably requested to complete its evaluation of the Company and Sun Capital gives the Company written notice of its election to so extend the Exclusivity Period prior to the 25th day after the date of this letter of intent.

9.   DISCLAIMER

As we work together toward consummation of the transactions contemplated hereby, the parties hereto may collaborate on business, operational, legal and accounting issues and may work together to maintain the position of the Company, its subsidiaries and their businesses prior to the closing of the transactions contemplated hereby (the "Closing"). In connection therewith, Acquisition may offer assistance, advice and suggestions to the Company regarding its and its subsidiaries' businesses prior to the Closing. Notwithstanding anything at law or equity to the contrary, each party understands and agrees that the Company is solely responsible for operating its and its subsidiaries' businesses prior to the Closing and in no event will Acquisition have any authority to conduct the
Company's or its subsidiaries' businesses or otherwise bind the Company or its subsidiaries with respect to any matter, obligation or decision prior to the
Closing. Neither Acquisition nor any of its affiliates, partners, members, officers, directors, employees or agents shall be liable to the Company, or any of its subsidiaries or any of their affiliates, partners, members, directors, officers, employees or agents for any loss, liability, damage or expense arising out of or in connection with any assistance, advice and suggestions they may offer to the Company at any time prior to the Closing.

10.  PUBLICITY

Each party hereto agrees that no public disclosure will be made of the existence of this letter or any of its terms without the prior consent of the other party hereto, unless such disclosure is required by law or by mandatory stock exchange regulations, in which case the disclosing party will inform the other party of and obtain its consent to the form and content of such disclosure (which consent shall not be unreasonably withheld).

11.  BINDING EFFECT; COUNTERPARTS; MISCELLANEOUS

Upon the execution of this letter of intent by you, notwithstanding the non-binding nature of this offer, this paragraph and the four paragraphs directly above ( "Fees and Expenses", "Exclusivity", "Disclaimer" and
"Publicity") are binding agreements between the parties hereto, subject only to the conditions set forth herein, and will inure to the benefit of their successors and assigns. Except as set forth in this paragraph and the four paragraphs above, neither party shall have any legally binding obligation to the other unless and until a definitive purchase agreement is executed. This letter of intent may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will

                                  Page 3 of 6

constitute one and the same agreement and shall be governed by the laws of the
State of Delaware. This letter of intent may not be assigned without the other party's written consent. Each of the parties hereto acknowledge and agree that this letter of intent does not, and is not intended to, create a partnership, joint venture or any similar relationship between such parties or any of their respective affiliates and further acknowledge and agree that this letter of intent does not create any type of fiduciary relationship, obligation or duty between them or any of their respective affiliates.

12.  SUN CAPITAL OVERVIEW

Sun Capital Partners is a leading private investment firm focused on leveraged buyouts of market leading companies that can benefit from our in-house operating professionals and expertise. Sun Capital invests in companies with a leading market position in their industry, long-term competitive advantages and significant barriers to entry. Sun Capital has invested in approximately 65 companies since the firm's inception in 1995, with aggregate sales in excess of
$8.0 billion. Sun Capital has been the most acquisitive private equity firm in the U.S. over the past two years, including 17 transactions in 2003, and 16 transactions in 2002, and was recently listed in a leading M&A trade publication as the 5th most acquisitive company of any kind in the United States over the past eighteen months.

New investments are being made through Sun Capital Partners III QP, LP and Sun
Capital Partners III, LP (together, the "Fund"), a $500 million investment fund raised in January 2003. Participating in our Fund are leading fund-of-funds investors, university endowments, pension funds, financial institutions and high net worth individuals, families and trusts. Sun Capital's senior and subordinated financing partners have included some of the largest and best known banks and mezzanine lenders, including JP Morgan Chase, Bank One, FleetBoston,
Cerberus Capital Management, CIT, Congress, Foothill, Key Bank, LaSalle Bank,
Midwest Mezzanine, PNC, etc.

Sun Capital has significant experience in the retail sector and with publicly-traded companies which will enable Sun Capital to move expeditiously through the transaction with the utmost certainty. Moreover, Sun Capital has experience in the crafts and home decor sector, through the acquisition and successful exit of Celebrity Inc., a leading manufacturer and distributor of artificial flower, plant and home decor products.

The following is a brief description of some of our retail investments:

     o    Musicland (includes Sam Goody, Media Play, and SunCoast, 1,000+
          stores) - full-service superstore retailer of entertainment products including music, books, video games, etc.;

     o    Wicke's Furniture (33 stores) - one of the leading furniture retailers in the US;

     o    Nationwide  Mattress  and  Furniture  Warehouse  (70 stores) - leading retailer of discount home furnishings;

     o    Anchor Blue (213  stores) - specialty  retailer of casual  apparel and accessories targeting the teen market;

     o    Mattress Firm (300 stores) - second largest specialty bedding retailer in the US; and

     o    MOST (49 stores) - outlet store retailer holding the exclusive U.S.
          license for Levi's Outlet and Dockers Outlet Stores west of the
          Mississippi.

Sun Capital also has experience acquiring and managing publicly-traded companies. Below is a list of publicly-traded companies in which we currently have meaningful ownership positions:

                                  Page 4 of 6

     o    Northland Cranberries, Inc. (ticker symbol: NRCN), a leading vertically integrated grower, handler, processor and marketer of cranberries, juices and value added cranberry products;

     o    Loud Technologies, Inc. (f/k/a Mackie Designs, Inc.) (ticker symbol:
          LTEC), a leading manufacturer and marketer of high-quality professional audio equipment including mixers, speakers, receivers and amplifiers;

     o    Catalina Lighting, Inc. (ticker symbol: CALA), a leading designer, manufacturer and distributor of residential and office lighting products; and

     o    SANZ Holding, Inc. (ticker symbol: SANZ), a provider of turnkey data storage and management solutions in the commercial and U.S. government markets.

                                  Page 5 of 6

In addition to our relevant experience, Sun Capital has a demonstrated track record of closing transactions in an expeditious manner on the terms initially outlined. Typically, we only need 30-45 days after a letter of intent is signed to close a transaction. Below is a sample of transactions completed in 2003 and
2002, each of which closed in approximately 30 days:

            TRANSACTION                       INDUSTRY                   LOI EXECUTED              CLOSING
            -----------                       --------                   ------------              -------

   Tompkins                        Consulting & Integration         May 24, 2003            June 27, 2003
                                   Services
   Dura-Line                       Supplier of Pipe Products        June 4, 2003            June 25, 2003
   Musicland                       Specialty Retailer of Home       May 15, 2003            June 16, 2003
                                   Entertainment Products
   Lexington Home Brands           Furniture Manufacturer           March 8, 2002           April 12, 2002
   ACT Electronics                 Electronics Manufacturer         June 10, 2002(1)        July 12, 2002
   Wickes Furniture                Furniture Retailer               July 19, 2002           August 9, 2002
   Cyrk                            Promotional Products Marketer    November 22, 2002       December 21, 2002
                                   and Manufacturer

Sun Capital is uniquely positioned to close transactions within this relatively short time frame due to our ability to close deals without external financing
(we often bridge financing at close and raise permanent debt financing post-closing), a dedicated staff of 36 professionals with significant transaction experience, and a decisive approach to business.

We believe that Sun Capital is the ideal fit for the Company given our significant retail experience, ability to close transactions in an expeditious manner, significant financial wherewithal, and operational focus.

If you are in agreement with the terms of this letter of intent, please sign in the space provided below and return a signed copy. This letter of intent will expire unless executed by the Company and returned to Acquisition by 5:00 p.m.
est. on August 4, 2004. We will then immediately work toward implementing our plans for consummating the transaction. In the meantime, if you have any questions or comments, please feel free to contact me.

Very truly yours,

Sun Capital Partners Group, Inc.                     Agreed and Accepted as of
By:                                                  8/3, 2004

                                                     Rag Shops, Inc.
                                                     By:

/s/ Michael Kalb                                     /s/ Jeffrey C. Gerstel
--------------------------                           --------------------------
Name: Michael Kalb                                   Name:  Jeffrey C. Gerstel
Title: Principal                                     Title: President

-------------------
(1) Given the nature of this transaction,  there was no letter of intent.
June 10, 2002 reflects the date of the initial meeting between Sun Capital and
ACT management.

                                  Page 6 of 6